FOR IMMEDIATE RELEASE         Contact-Guy T. Marcus
August 10, 1995               Vice President-Inv. Rel.
                              (214) 978-2691

             HALLIBURTON NAMES DICK CHENEY CHIEF EXECUTIVE OFFICER

     DALLAS,   Texas  --  Halliburton  Company  (NYSE-HAL)  today  named  former
Secretary of Defense Richard B. (Dick) Cheney president and chief executive officer of the company effective October 1, 1995. Cheney, who is in the process of relocating to Dallas, joins the Halliburton Company board of directors immediately.

     Cheney, 54, will succeed Thomas H. Cruikshank as chief executive officer of Halliburton. Cruikshank, 63, will continue to serve as the company's chairman of the board until his planned retirement at year-end 1995, following 26 years of service with Halliburton. Cheney will become chairman of the board upon Cruikshank's retirement.

     "Dick Cheney has been a world leader for many years," said Cruikshank, "so, obviously, I m extremely excited about him taking over the leadership of Halliburton Company. His experience and the high-level of respect he commands throughout the world will complement the strong Halliburton operational management team now in place, and will be invaluable in helping shape and grow the company in the rapidly changing global marketplace. I can think of no better person to lead this company into the next century than Dick Cheney."


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     Cheney is currently a Senior Fellow at the American Enterprise Institute in
Washington, D.C. and serves as a director of a number of companies, including Procter and Gamble and TRW Inc. Cheney was born in Lincoln, Nebraska and has lived most of his adult life in Wyoming. He is a graduate of University of Wyoming where he earned B.A. and M.A. degrees. Cheney has held a number of notable public and administrative offices during his career, including being elected to six consecutive terms, beginning in 1978, as Wyoming's sole member of the U.S. House of Representatives.

     In nearly four years as Secretary of Defense (March 1989 to January 1993) Cheney was responsible for shaping the future of the U.S. military in an age of profound and rapid change in the former Soviet Union, Eastern Europe and elsewhere around the world. He directed the nation s largest military campaigns in recent history -- Operations Desert Shield and Desert Storm from August 1990 through most of 1991. In recognition of his leadership in the Gulf War, President Bush awarded him the Medal of Freedom in July 1991.

     "It s a great opportunity for me to join Halliburton and be part of a company with a strong history and tremendous future," commented Cheney. "I m eager to get started working with Halliburton's employees, customers, and shareholders. Halliburton is poised for worldwide growth and I look forward to helping Halliburton achieve its objectives."


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     Dale P.  Jones,  58, has been named vice  chairman of  Halliburton  Company effective October 1, 1995. Jones has served as president of the company since 1989.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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